Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Actavis plc

Subject Company: Allergan, Inc.

Form S-4 File No. 333-201242

Explanatory Note: The following is a transcript of Actavis plc’s remarks at the Goldman Sachs CEOs Unscripted Healthcare Conference held on January 6, 2015:

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT ACT - Actavis PLC at Goldman Sachs CEOs Unscripted Healthcare Conference EVENT DATE/TIME: JANUARY 06, 2015 / 5:00PM GMT THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. THOMSON REUTERS

JANUARY 06, 2015 / 5:00PM, ACT - Actavis PLC at Goldman Sachs CEOs Unscripted Healthcare Conference C O R P O R A T E P A R T I C I P A N T S Brent Saunders Actavis PLC - CEO & President P R E S E N T A T I O N Unidentified Participant I think we’re going to start our special lunchtime session with Brent Saunders, the new CEO of Actavis. Before we begin I just want to call attention to two other members of the Actavis management team. Paul Bisaro is here right up front, the Executive Chairman of the Company. And really happy to introduce Tessa Hilado. Did I pronounce that right? Tessa, the new CFO of the Company who just came over from PepsiCo. And Lisa DeFrancesco who runs Investor Relations. So thank you all very much for making the trip. And gee, Brent Saunders, a year ago you were here sitting in the very same seat. You were the CEO of Forest and you never even gave me a chance to invite you to speak as the CEO of Bausch & Lomb. Maybe you will be here next year as the CEO of Pfizer. Brent Saunders - Actavis PLC - CEO & President (Laughter) no, I don’t think so. Unidentified Participant Because that’s the only way you’re going to get the next invitation. We don’t invite CEOs consecutively. So if you want to come back next year --. Brent Saunders - Actavis PLC - CEO & President So you have to change your company. Unidentified Participant You have got to change your company. But anyway, great to have you here. Maybe you just want to start, kick it off with -- man, what a year you had, all of you really. As you think about closing and integrating Allergan what are your key priorities at this point? Brent Saunders - Actavis PLC - CEO & President I think the first priority by far and away is to maintain the momentum that each individual business has on the sales line. Both companies had great third quarters. Both companies have directionally indicated that the fourth quarters were off to a good start in their earnings calls. And we want to make sure that that momentum carries through not just into the first quarter but throughout the year and beyond. And so, the first action you saw us take in the pre-integration period was announce the commercial management structure and how we are going to run the commercial side of the business to really solidify that, to take things out of the system, to stabilize it. And in fact, I was at the Allergan medical sales meeting with about 1,000 sales reps yesterday in Orlando and we are really working hard to make sure that that momentum stays. I think the second priority is to really sort through the cultural and people aspects to make sure that we preserve the things that made each company in its own right successful and those things that will make us as a combined company even more successful. And the third, and probably equally important, is the cost synergies. So we spent a lot of time in the short term here and up until close making sure that we can execute very quickly at the time of close on a very aggressive plan for the cost synergies. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. THOMSON REUTERS

JANUARY 06, 2015 / 5:00PM, ACT - Actavis PLC at Goldman Sachs CEOs Unscripted Healthcare Conference Unidentified Participant So when I look at the pro forma combination of Actavis and Allergan, we investors see a double-digit, 10% top-line growth opportunity with the branded business, high-single-digit combined top-line growth. We see $1.8 billion in cost synergies, $8 billion in free cash flow generation, a very competitive tax rate at 15%, the potential for $25 in earnings power by 2017. When I look at those characteristics and I compare them to other top-tier growth pharma companies, these are stocks that are trading at 20 times plus. Then I look at the pro forma for Actavis next year and I am looking at a multiple of about 12 times. So a big gap between what we see where Actavis currently trades. And my sense, and I just want to get your reaction, but I think there are three major areas of pushback as to why the multiple is at 12 times and not 18 times or 20 times or even 15 times. And number one is that this is a company that is addicted to deal activity and I want your comment on that. Number two is concerns that perhaps you have overpaid for Allergan. Allergan was fending off a hostile deal. Who knows what they did with their numbers, but that is a fear out there. And number three, R&D as a percentage of sales is in line with companies like Mylan and not in line with companies like Celgene or Biotech or Bristol-Myers. So maybe you can address those three issues, but what do you need to do to close that gap? Brent Saunders - Actavis PLC - CEO & President Yes, I think on the first point, we hear much of the same things from potential investors and some current investors as well. And I think the reality is while we have been acquisitive, and no one can argue with the facts, we certainly have been acquisitive, Paul before me and certainly as we teamed up. We have maintained that. We are not addicted to deals and we don’t view ourselves as a rollup and I think there are some important distinctions of how we are different. First, in all of our strategic planning and forecasting and aspirations we don’t predict any M&A either for pipeline products or for large deals or the like. So all projections we give, the $25 aspiration, all of that is done predicated on using our cash just to pay down debt. Where a rollup company would use their cash and their strategic plan based on historic returns from M&A and predict that out to the future. We don’t do that which takes a lot of pressure off us. In fact, zero pressure on us to do any future deals but for the fact that we believe it is good for shareholders or continues our strategic view of driving growth. And so I think that is one. Second, we are an investment grade credit. We are absolutely committed to maintaining our investment grade rating. And so, I think you see that we are not going to do things that would be perhaps irresponsible with the balance sheet or high risk with the balance sheet. We are very committed to delivering and making sure we preserve or perhaps even enhance our credit rating over time. And then I think lastly, we are very much in support of R&D. I think sometimes people think we don’t believe in organic growth, but look at our generic business. The entire growth profile and the strength of that business is organic R&D investment. We have the best pipeline of ANDAs and marketing authorizations around the world in our industry. We have a pipeline that equals many of our competitors combined. So it is not like we are just winning, we are really excelling. And then on the branded side, to your last point, we will spend perhaps $1.5 million or thereabouts next year on branded R&D as a percentage of sales of our branded sales when you back out ANDA and the generic. That gets pretty close to the teams in terms of sales. What we are allergic to is discovery. And to be fair, it is not a blanket or hard roll. We aren’t going to say we won’t do any discovery because there are some areas within Allergan that they’re best-in-class in discovery like neurotoxins for example. We will continue to maintain those types of discovery programs where we can’t source those innovations externally easily or as high grade as what we can do ourselves. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. THOMSON REUTERS

JANUARY 06, 2015 / 5:00PM, ACT - Actavis PLC at Goldman Sachs CEOs Unscripted Healthcare Conference But to be fair, our industry is not good at discovery research. And they spend roughly -- I have seen different numbers -- but roughly 30% of their R&D budgets on discovery research and they have very little to show for it. I think we just call a spade a spade and say look, we are going to be good stewards of our shareholders’ capital. We are going to spend money on things that we believe will be impactful. We’ll return above their cost of capital. And where we can really have a competitive advantage in discovery research is not one of those things. And there was a great Deloitte study that came out right around Christmas that actually quantifies this. If anybody wants to get a copy of it Lisa would be happy to send it to you. But it shows that not only does the industry stink at discovery research, but those molecules that do come through -- the very few molecules that do come through the discovery pipelines of pharmaceutical companies, are not as valuable as those that are sourced externally because they are not as competitive. They don’t have to go through as rigorous and unbiased view of being acquired and brought in because they are their own children. Your own children are always better than everybody else’s children, but that’s not -- they are just not as valuable. And Deloitte does a very nice job laying this out with really good, strong data to validate the point. So we absolutely believe in innovation, we believe in R&D, we are going to invest and we may even spend more than that if we have the right opportunities. But just because we don’t do discovery research doesn’t mean we are not committed to innovation and R&D in the branded business and in the generic business because it is proven to create sustainable organic growth for us. So we embrace that. And I think those are things that when I step back and look at that first point, are you a rollup? You wouldn’t do those things if you were just a rollup. Are we acquisitive? Absolutely. Can anybody deny that? No. But we have done it always strategically. We have always done it to be accretive to growth. We don’t buy declining assets, we don’t find short-lived assets, we tend to buy things that have long-term growth accretion and Allergan, for example, a deal that size was accretive to our top-line. Very rare to find deals that are accretive to the top-line. Unidentified Participant So the third area of pushback too though is that you have overpaid for Allergan. Maybe they (inaudible) the channel. How did their numbers get to be where they were? Just the value was (inaudible) so how do you respond to that? Brent Saunders - Actavis PLC - CEO & President I can tell you that we spent a lot of time and diligence looking at the performance, the really strong performance Allergan has had to date and we got very comfortable about the demand. We got very comfortable with the inventory levels in the channel, they are managed very tightly. A lot of their products are build and buy and they’re physician inventories. Physicians don’t have working capital to hold months of inventory; they try to measure their inventory in terms of days. And we got very, very comfortable that the demand was real. There was some price but not aggressive. Allergan was never an aggressive pricer. They got more aggressive last year than they had been relative to previous years, but nowhere near what other people in the industry do. So I think we look at what we paid for Allergan and we say look, it was double-digit accretive to the bottom-line, doubling again in the second year. We got to roughly a double-digit return on invested capital in year four or five. We’ve got top-line accretion. We’ve got more optionality in the pipeline. We’ve got leadership and aesthetics. We’ve leadership in ophthalmology. We’ve got a global footprint now that gives us scale to move our products around the world and we’ve got long-lived assets. That is strategic and I don’t think we overpaid. We paid a fair price, but if a couple of things hit in the pipeline then we got a great price. 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. THOMSON REUTERS

JANUARY 06, 2015 / 5:00PM, ACT - Actavis PLC at Goldman Sachs CEOs Unscripted Healthcare Conference Unidentified Participant Right. The new company will have revenues and a market cap that puts you in the league of the top 10 players in the industry. Brent, how do you avoid the trap of bigness and just the inevitable complexities that come with running a large company? I mean just a year ago you were running a company with about $3 billion in revenue and today the combined revenues of this new entity is about $23 billion, $25 billion. So how do you operate like a small company even though you are a big company? Brent Saunders - Actavis PLC - CEO & President I think the key is obviously the people. You have to have a very talented and deep management team and I think we have that. The people that we’re selecting from Allergan are highly complementary and additive to the culture that we have. The other thing is we are not managing it to be big. Size was never the goal. Growth is our focus. And so when you run a company and you manage it for growth you tend to think about things more long-term. You tend to be willing to make investments to build markets and to grow markets. You tend to embrace R&D. Even if you don’t like discovery you still like R&D. And you have to remember that this company was built on a generic chassis. This company is built on the back of the Actavis Watson structure that Paul put together and that is a pretty flat structure. We don’t really have any committees. We have a culture of individual accountability, of decision-making, of getting things done. We tend to be fast-moving and nimble. And to be fair, for the most part Allergan had many complementary characteristics. I think there are some things we can learn from them and some things they can learn from us to create a better culture. But those things are important, but it all comes down to people and how you expect people to work and roll up their sleeves. We don’t hire consultants to do our work, we do it ourselves and we don’t make decisions in committees. Unidentified Participant The new combined company is redefining the new model called growth pharma. I think that before the new Allergan the new model for Actavis, Actavis Forest was a hybrid pharma. So maybe -- back to growth pharma how do you define this new role? How is it different from biotech pharma and spec pharma? This is a new category and maybe if you could spend a little bit of time articulating what you actually mean bike growth pharma and how it will be differentiated. Brent Saunders - Actavis PLC - CEO & President Yes, I think what we look at is how do you create a company that can have this continuous growth profile? And as I was mentioning earlier, you have to manage for growth. And managing for growth is very different than managing for profit for example, because you tend to think more long-term oriented. You think about margin expansion, you think about longer duration assets, you think about sustainability. And you have to install that into the culture in the way you think about the business. I think when we look at growth pharma we say what are those companies that not only can grow over a sustainable period of time with high-quality long-duration assets, but we also have diversity and resiliency. We are in 100 markets around the world, we have a portfolio of thousands of products that all contribute. We have diversity of business from generics to primary care to specialty. We have biologics, we have small molecules, but we don’t run into the trap of having these large tail businesses that are declining businesses. Because what people don’t realize is when you take a generic business and run it the way we do in not a holding company mentality but as one company, one culture, one team, that generic business provides rocket fuel for countries around the world in terms of marketing authorizations that create new product flow in countries all over the world every day or every week or every month. And that creates that since of growth. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. THOMSON REUTERS

JANUARY 06, 2015 / 5:00PM, ACT - Actavis PLC at Goldman Sachs CEOs Unscripted Healthcare Conference When you stop launching products you start to go into how do we milk this product, how do we harness this for earnings only? That changes the whole dynamic inside a company. And I think we have really I think a wonderful opportunity with the blend of businesses that we have and the profile of our footprint around the world to really create a dynamic that hasn’t existed in a company of our size. Unidentified Participant You brought incredible focus to Forest when you became CEO late 2013. You came in, you identified here are the problems, you quickly addressed those problems. What can you bring to Allergan to create additional value? Brent Saunders - Actavis PLC - CEO & President I think Allergan has really great people and has done some great things, but it also could use some focus. I think the R&D organization has some really I think wonderful opportunities in their pipeline. They have identified some terrific targets, they have some really creative ideas in ophthalmology and aesthetics and medical derm. But I also think they could use some focus. And I think you will see us do that working in conjunction with their R&D leadership team to prioritize programs and really accelerate some and perhaps not do others. I think the other thing we do is we complement each other’s global footprint very nicely. So where we are strong in perhaps Eastern Europe or Russia they are a little weaker, they are in distributor markets. We can -- and they’ve done that in a very flexible way so we can get this products spec relatively quickly. Where we are a little weaker in Western Europe or in Latin America they are very strong and we have got a lot of marketing authorizations that we can go through them. So we become a lot more relevant in markets around the world which allows us to access greater talent and create a better talent and create a more dynamic environment in those markets. So I think it is really a push/pull type of situation with Allergan, but I’m also very excited about ophthalmology because, as you know, that is one of the areas I love from my Bausch & Lomb days. And I think there is more upside in ophthalmology than people realize. It really has become a two player game with Alcon and Allergan and I think Allergan has a really strong opportunity to take share in ophthalmology. Unidentified Participant You moved quickly to name your executive committee just a few weeks ago. Can you describe how you structured it and what are your next steps now that the management team is in place? And I guess most importantly, how confident are you in keeping sufficient Allergan expertise in place? Brent Saunders - Actavis PLC - CEO & President So the focus on the executive team was to name my direct report so people understood how we were going to run the business. And also very importantly, we had to figure out who was going to take the decisions around the integration and the cost reductions. And without an executive team named you kind of wallow a bit because no one knows who is the ultimate decision-maker. It is hard to have an integration decision-making body that is not your executive team. You want your executives to own the targets and the numbers and the plans and execute on them. So we wanted to get that done right away. And then the next layer down, we wanted to focus on the commercial organization. And when you step back and you look at the structure of the commercial organization, it really is a 50-50 blend. In fact, it probably is slightly weighted towards Allergan talent than it is to Actavis talent. 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. THOMSON REUTERS

JANUARY 06, 2015 / 5:00PM, ACT - Actavis PLC at Goldman Sachs CEOs Unscripted Healthcare Conference And the reason for that is they are very good at what they do. And we are going to leave them in Irvine. We are not going to move the commercial and parts of the R&D organization out of Irvine. I think what you will see leave there is the center of gravity for HR or for finance or other things we will certainly migrate more towards Actavis offices. But the commercial talent there was incredibly strong and we wanted to stabilize them and keep them. And what was interesting to a person as we offered the Allergan colleagues the opportunity to join the new combined company, not one person asked what their salary or bonus or stock remuneration was going to be. They just joined. The instantly said sure, I’m in, which was really exciting. I didn’t expect that. I thought there was going to be -- Karen Ling, our Head of HR, was going to have to do a lot of negotiations and contracts. We didn’t do one. I mean, people just signed up. It was really incredible which shows their commitment and enthusiasm for the transaction. Unidentified Participant What will happen to Scott Whitcup and the ophthalmology R&D program that he championed? Brent Saunders - Actavis PLC - CEO & President So Scott, David Nicholson will be the head of R&D for the combined company. We announced that. Scott will help with the transition and then move on. Unidentified Participant (Inaudible) the company. Brent Saunders - Actavis PLC - CEO & President And look, I think DARPin -- it is not in our model. The expenses are but revenues aren’t in our model. It is kind of almost like a free call option on a drug that has got the potential to be a multibillion-dollar drug. And I think the question of how much we invest in it will really be a decision we take after we see the Japanese study read out in the second quarter. We know we have efficacy but we also have a little inflammation which is not a surprise. Eylea and Lucentis had it as well until they reformulated. So I think we need to see how this new reformulation works. So far in rabbits it looks very encouraging. Rabbits are a good proxy for the human eye. The Japanese study will really confirm that for us. But if we have a drug that can be dosed three, four times a year, well then we’ve got a game changer. And we have a multibillion-dollar drug that would launch towards the end of the decade that will fuel a lot of future growth. But we have put zero in our model, put zero value on. So we would probably really move aggressively to invest in combinations and other therapies. If we don’t have that I think we will have to figure out what we really have and spend our money wisely. Unidentified Participant I think you said the two areas where you have expertise is ophthalmology and neurotoxins. Do you feel that you have cutting-edge internal R&D in these two areas? If I can just make one more comment. I think one reason why mutual fund investors are hesitant to buy the stock right now is again they see that 7% of sales, they don’t see the blockbuster pipeline in development. But you are saying that you actually do have expertise in these several areas. So my question is do you feel that you do have that expertise in-house or is that expertise that you have to acquire? 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. THOMSON REUTERS

JANUARY 06, 2015 / 5:00PM, ACT - Actavis PLC at Goldman Sachs CEOs Unscripted Healthcare Conference Brent Saunders - Actavis PLC - CEO & President No, I think there is strong expertise in Irvine in those two areas and we fully expect that we will keep those people and those labs open in Irvine. We built that into our model. We are going to announce our R&D structure in a few weeks and lock that down and that is coming. But I would beg to differ. I think when you look at our pipeline of the combined company we have 25 plus late stage programs. We have some very large potential programs in drugs like Esmya and eluxadoline. We have big programs in earlier stage, it could be DARPin, it could be our gastroparesis drug for [rhythm health], it could be a multibillion-dollar drug. So there are 26 or 27 of these. I am only listing two or three right here, but we are going to do an RND day with our fourth-quarter earnings in February for the Actavis standalone business. But I think that is probably the best kept secret of Actavis is how strong the branded pipeline is. And then on the generic side our pipeline is by far and away the strongest in the industry and rivals that of our direct competitors combined. R&D is core to what we do. I think we -- sometimes people dismiss it because they think of us as this rollup. Unidentified Participant (Inaudible). Brent Saunders - Actavis PLC - CEO & President Right, or they think because some of the other rollups don’t like R&D we don’t like it. That is absolutely not the case. We are an acquisitive company but we absolutely embrace R&D in all of the businesses we operate. Unidentified Participant So you recently announced a new three-part structure Branded Pharma, Allergan Medical and International brands. So talk about what you see in terms of the organic growth prospects for those various segments and how should we think about their various needs? Brent Saunders - Actavis PLC - CEO & President So really it was four segments and then Global Generics was the fourth segment. So the way that we wanted to divide it is we -- Paul and I spent a lot of time talking about this and then of course our Board and David Pyott and Doug Ingram weight in quite extensively as well. But I wanted to manage the business very customer centric. And so when you look at Allergan Medical for example, those products are sold very differently than prescription pharmaceuticals in the US. They are private pay products, they have different compliance rules and ways of selling, they have different customer loyalty programs that you can’t do. And so, we didn’t want to come in -- well, I wanted to make sure that we could manage in a strong compliance and control environment without having to have people have to decide what are they selling today. So we bifurcated there. And then when you looked at our US branded business that Bill Meury is running, who is really the best I have seen at running, marketing and selling organizations in the US. We said if we give them international do we want them spending time flying broader? He’s got a $10 million portfolio of young, new products. He’s going to launch five or six products this year -- in 2015, he’s got five or six to launch in 2016 and so on and so forth. We need him focused on this big book of business and launching these programs and driving the sales curves on these products. So we want double-digit top-line growth from him. 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. THOMSON REUTERS

JANUARY 06, 2015 / 5:00PM, ACT - Actavis PLC at Goldman Sachs CEOs Unscripted Healthcare Conference And then international we have such a great opportunity on the brand side. Paul Navarre, who was Allergan’s Head of Europe, was an absolute rock star at Allergan. And their current Head of Latin America and their current Head of Asia is also very strong. So he will replace himself in Europe and then run that business and that is a nice bifurcation. Then of course generics, we put Bob Stewart in charge and Bob is one of the strongest managers I have seen and very strong talent in manufacturing but really understands the generic business as well. Paul has mentored him for the last five years or so and he is really up to the challenge. And one of the things we have to figure out is in countries and markets where we both have a generic and a branded business how are we going to manage that. And as we speak Bob Stewart and Paul Navarre are in Marlow, the UK, putting together their proposal on how they are going to run the world. And they’re going to come back and talk to me and we will talk to Paul about how to do this. And obviously David and Doug will weigh in as well because they have been very helpful. So when you step back and say how are you going to manage these things, the three businesses that are branded oriented are going to have double-digit plus top-line goals and the generic business is going to have a double-digit EBITDA earnings goal. And that is how we will manage these businesses. Because to manage the generic business, which includes distribution business, for top-line could create unusual or unproductive behavior because you can create lots of sales and do it very unprofitably. And so, you really want to manage that part of the business for profit but really almost 65%, 66% of the business we are going to drive we’re going to manage for top-line growth. But we are still going to have a growth influence in the generic business (multiple speakers) the earnings growth. Q U E S T I O N S A N D A N S W E R S Unidentified Audience Member So your commitment to investment-grade ratings, if you were to go back several months ago to another conference, you hedged your bets there and said for the right deal you’d flux it. But here you were saying you are absolutely committed. So much of that is a function of the fact that you have to fund this deal in the debt capital markets and it is much cheaper to do so in the investment-grade markets and the high-yield markets? And how much of it is a change in philosophy? Or has your philosophy not changed and you would be open to going high-yield? Brent Saunders - Actavis PLC - CEO & President No, I don’t think it is a change in philosophy. I think the issue is at that particular conference -- I think I know which one you are referencing -- somebody asked me if we would ever do it. And the answer I said at that time was we would consider it if we believed it was a -- really strong compelling strategic deal, but we’d have to have line of sight of getting delevered very quickly. The reality is we are not going to be doing any transformational deal until we substantially delever anyway. So it is not necessarily a change in philosophy, it is just a change in circumstances. We have a very strong business, we don’t again model to do any future deals. We are going to continue doing certain types of deals. We are very much focused on doing the types of deals that we were doing before we did Allergan, portfolio expansion type deals in therapeutic areas we are in. Pipeline deals like we did with Rhythm Health for gastroparesis. Furiex for eluxadoline, Durata -- those are the types of deals I think you will see us continue doing. And we may do several of them in a very short period of time if we find assets that we believe are going to continue to leverage our therapeutic line call, our geographic footprint and our strategy for overall long-term growth. 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. THOMSON REUTERS

JANUARY 06, 2015 / 5:00PM, ACT - Actavis PLC at Goldman Sachs CEOs Unscripted Healthcare Conference Unidentified Participant You and Paul have recently reiterated your commitment to keeping the generic business -- given its strong position in the marketplace. But at what point do you look at the sum of the parts analysis and realize that the market is not recognizing the full value of the two businesses? So I guess it goes back to the first question, but how do you break away from a conglomerate multiple without selling the generic space? And look at a Pfizer for example or an Abbott who split off, spun off key businesses. They were top in their field, high ranking businesses and investors reaped massive rewards from those strategic actions. But you believe that you need to keep those businesses because they are top-performing businesses. At what point do you say it may not be worth it, there may be actually more value to unlock by separating them? Brent Saunders - Actavis PLC - CEO & President I would answer it by saying look, there are no sacred cows at Actavis. If we don’t believe we are doing right by our shareholders long-term and we are not creating the most value then we’re going to look at alternatives. That being said, I think we believe the model and the configuration that we have today is right for our strategy for tomorrow. I will give you a great quick anecdote or example. Yesterday in our meeting we were talking about Concerta and, as you know, the generic Concertas were BX rated. And so we were talking about what you would do as an authorized generic which is send out a Dear Doctor letter and remind doctors that they need to write Concerta because the generics aren’t the same drug to get the conversion faster. And because we’ve run the business as a one company, one culture, one team not as a holding company -- Bill Meury said only 10% of Dear Doctor letters actually even get opened and about 5% of them actually get read. He said why don’t we ask our reps to hand them to doctors? That wouldn’t happen in a company where you were running generics and brands as a holding company. I don’t think Sandoz has any idea what Novartis is doing on the branded side, as an example. But that allows us to run the business very efficiently. Another great example is in R&D. We have a hospital salesforce because of our anti-infective. We are starting our injectable business that we took back from Sagent on the generic side. So now we have a robust hospital portfolio. We have a strong capability to do 505(b)2s, but we never did them because we didn’t have a hospital salesforce. Well now at a cocktail party Bill Meury and [Heffron], our Head of R&D for Generics, were talking and they just quickly figured out that she could quickly supply him with a whole product flow of 505(b)2 hospital products to give to his hospital salesforce. Again because we run them together that is a great example. Another one was a customer -- a big important customer had a problem. They bought something that didn’t have a return that they didn’t need on the branded side. They wanted to give it back to us; we didn’t have to take it. But because we wanted to do right by the customer we said fine, but you have to lock into a generic sourcing deal from us. And so we gave up branded sales for a five-year contract on generics. It was absolutely the right thing to do for Actavis as a company because we made more money, but in a company where the incentive structure is all screwed up no one would ever have done that. And that is the way you get so much more benefit where one plus one equals three is when you run a company that way -- where people are trying to do right for the common good versus their own piece of the world. Unidentified Participant I want to segue to some of the key important franchises for the company. In light of that negative Namenda decision or the impact to your plans to switch to XR, how is this going to impact the plans that you had set forth for 2015? 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. THOMSON REUTERS

JANUARY 06, 2015 / 5:00PM, ACT - Actavis PLC at Goldman Sachs CEOs Unscripted Healthcare Conference I think you had expected that maybe you could convert 50%, 55% of XR. Where does that stand today? What is the delta between Plan A and Plan B? Is it in the $400 million to $500 million range or can you close that gap somehow through CPC ads for example, which again I just saw one of those ads last night which I thought was quite impressive. Brent Saunders - Actavis PLC - CEO & President Yes, so the key for us obviously is we are appealing the ruling and the stay. We are trying to get a stay on the injunction and we will probably not have that sorted out until sometime in early February or mid-February. And so at this point we are full out on Plan B which is to drive as much conversion in the normal course as we possibly can. So we have essentially doubled our salesforce effort on conversion. We have put enhanced incentives around conversion. And we are looking at some very interesting creative programs around conversion, obviously with all the legal and compliance caveats in place. And then of course we have turned on DTC which is officially kicking off tonight on NCIS if anybody wants to watch. But there are some bleed through commercials I think that came out yesterday that were freebies. But the official launch of DTC for Namenda XR is tonight. So we are pulling every lever we have and the idea is can we drive that conversion rate from about 40% today, it is a little over 40% today, to something closer to 65%, 70% by the middle of the summer? And I think we think we have a very good shot at it, it is not a slam dunk. But it’s a lot of hard work and there are a lot of people that have to do what they need to do but we are very focused on it. And if we can get the delta from a hard switch and the leakage versus doing it this way is probably in the 10%, 15% range. We will manage the bottom-line impact. There will be no bottom-line impact -- we have said that already. I think the issue is if we [can] get the injunction lifted what does that ultimately mean? That probably means that we probably accelerate the decline of the franchise perhaps by about a year or thereabout. We did get the good news of getting the fixed dose combination approved around Christmas. We are working on a launch plan and a date for that, so that is positive in the franchise. We feel very good about the fixed dose combination. But at the end of the day if this order stands we will start to reduce the field force, we will start reducing some of the R&D investment and there will be some unfortunate actions that we will have to take that will impact people. And that is just the reality of the situation because ultimately if the state of New York and the courts aren’t going to allow you to operate in a free market why do you want to be in that market? Unidentified Participant Why are you holding off on the launch of NAMZARIC, the new fixed combination dose? I think your press release said second quarter and I would have thought, given that you don’t have a ton of time, that you would want to rush that through to the market. Brent Saunders - Actavis PLC - CEO & President So we do want to launch it as quickly as possible, but we would want to launch it responsibly, so we have to build inventory. And we were full out on XR, now because of the ruling we have to make IR as well again. And so that has diverted some of our manufacturing resources. We are doing everything we can to expedite building inventory of the fixed dose combination. My hope is that we will do it as early as we can. We are working on a plan right now. I’ll probably know more in about a week’s time. But I think in fairness, as you think about it -- or at least the way I think about it -- is for XR we have six months and we have to pull every lever, DTC, salesforce incentives, marketing programs and really get that conversion level as close to 70 --. 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. THOMSON REUTERS

JANUARY 06, 2015 / 5:00PM, ACT - Actavis PLC at Goldman Sachs CEOs Unscripted Healthcare Conference Unidentified Participant By the summer (multiple speakers). Brent Saunders - Actavis PLC - CEO & President By the end of July. For the fixed dose combination you really have all year. I don’t want to minimize, they are both very important, but you have all year for the fixed dose combination. So XR has to remain the top priority and the fixed dose combination a close second. Unidentified Participant And are there still plans to develop a patch? Brent Saunders - Actavis PLC - CEO & President We are still looking at the patch. Obviously the -- legacy Actavis brings a tremendous capability in patch development and formulation and manufacturing. So it is not a straightforward patch to do and it is a heavy, heavy technical challenge, but we are certainly interested in it. Unidentified Participant Let me just end with one more question and that is what are the key sort of pipeline and new product milestones that we should be looking for in 2015? Brent Saunders - Actavis PLC - CEO & President We have a couple big, big things that are going to go down in this year. We should have a couple big approvals. We should have eluxadoline approved this year for IBS-D, so that is very important to us. We should have Cariprazine approved for bipolar -- schizophrenia and bipolar mania. We just got accepted for filing yesterday or the day before. And you should see us launch a few additional products. I think you’re going to see us hopefully finish the studies on Esmya for uterine fibroids and try to get that into a filing position and we will launch [Cazavie] in the second quarter in our anti-infective line. I think on Allergan there’s a couple key things that we would like to see there. We already talked about one in the milestone on the Japanese study for DARPin. We want to get Restasis X advanced and moving. We would like to get Lumigan XR moving and launched as well. So there are quite a few things as well as a few of the fillers (inaudible) as well. Unidentified Participant With the exception of DARPin, are any of these blockbuster, needle moving opportunities? Brent Saunders - Actavis PLC - CEO & President Sure. I think eluxadoline can be a blockbuster. I think Esmya could be a blockbuster. I think Cazavie will be a very nice drug. I think Cariprazine will be a better drug than most people think not only with bipolar mania and schizophrenia indication, but remember we had very strong data in the Phase 2 on MDD and bipolar depression. So that is going to be a very important drug. 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. THOMSON REUTERS

JANUARY 06, 2015 / 5:00PM, ACT - Actavis PLC at Goldman Sachs CEOs Unscripted Healthcare Conference Esmya, uterine fibroids, you see what is happening with the surgical market for uterine fibroids. This is a low risk clinical program that is already approved in Europe and Canada. The usage is good. Obviously the FDA had different requirements, we had to do a different study in the US. But it is the right drug at the right time. I think LoLo has a lot of upside to it. We just got a Court of Appeals affirmed our patent to 2029. Reading more and more about lower estrogen is better, this is the lowest on the market and we have a long time to market this product. So we have a really I think strong pipeline of programs and products outside of the [Menda] fixed dose combination, outside of DARPin and the other things. Like I said, we will highlight some of these in February, but the combined company has I think 26 late stage programs and probably 10 to a dozen of them are game changers. Unidentified Participant With that very, very happy note, thank you very much. D I S C L A I M E R Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2015, Thomson Reuters. All Rights Reserved. 5588034-2015-01-06T19:52:16.077 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. THOMSON REUTERS

Actavis Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Allergan acquisition, including future financial and operating results, Actavis’ or Allergan’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business, Allergan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Allergan acquisition; subsequent integration of the Allergan acquisition and the ability to recognize the anticipated synergies and benefits of the Allergan acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Actavis shareholder approvals; the risk that a condition to closing of the Allergan acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Allergan’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Allergan’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Allergan’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis’ Annual Report on Form 10-K for the year ended December 31, 2013, as amended by Actavis’ Current Reports on Form 8-K filed on May 20, 2014 and December 5, 2014, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, in Warner Chilcott Limited’s Registration Statement on Form S-4 effective as of October 15, 2014, and the related prospectus, and from time to time in Actavis’ other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Allergan, Actavis has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Actavis and Allergan that also constitutes a preliminary prospectus of Actavis. The registration statement is not complete and will be further amended. The definitive joint proxy statement/prospectus will be delivered to shareholders of Actavis and Allergan. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND ALLERGAN ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the preliminary joint proxy statement/prospectus and other documents filed with the SEC by Actavis and Allergan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis are available free of charge on Actavis’ internet website at www. Actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Allergan are available free of charge on Allergan’s internet website at www.Allergan.com or by contacting Allergan’s Investor Relations Department at (714) 246-4766.

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